Exhibit 99.3

Consent of Independent Registered Chartered Accountants

We consent to the use in this Annual Report on Form 40-F of our reports dated March 19, 2007 relating to the consolidated financial statements of Silver Wheaton Corp. for the year ended December 31, 2006, and to the reference to us in Management’s Report on Internal Controls Over Financial Reporting in this Annual Report on Form 40-F and under the heading “Interests of Experts” in the Annual Information Form dated March 23, 2007 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in Registration Statement No. 333-128128 on Form S-8 of our reports dated March 19, 2007 appearing in this Annual Report on Form 40-F of Silver Wheaton Corp. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, British Columbia, Canada
March 23, 2007